RedBall Acquisition Corp.

667 Madison Avenue

New York, New York 10065

December 14, 2021

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Blaise Rhodes
Angela Lumley
Katherine Bagley
Dietrich King

Re:	RedBall Acquisition Corp.
Registration Statement on Form S-4
Filed on October 29, 2021
File No. 333-260610

Ladies and Gentlemen:

This letter sets forth the responses of RedBall Acquisition Corp. (“RedBall,” “we,” “us,” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 26, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by RedBall on October 29, 2021.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Registration Statement on Form S-4 filed on October 29, 2021

Cover Page

1.	Please amend your cover page to include the exchange ratio for all of the securities in the First Merger transaction, and the dollar amount of cash consideration per share.

Response: We acknowledge the Staff’s comment and revised the disclosures on the cover page, and on page vi, page xix, page 13 and page 63 of Amendment No. 1.

Selected Definitions, page iv

2.

We note your disclosure that “NPS is based on a customer research study of 2,023 consumers performed by Marketing & Research Resources (“M&RR”) in August 2019, which was commissioned by SeatGeek.” Please file the consent of M&RR as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Section 7 and Rule 436 of the Securities.

Response: We respectfully advise the Staff that we have revised the disclosures on page vii of Amendment No. 1 to reflect an updated survey conducted by a third-party market survey company, Equation Research, in September 2021, on behalf of SeatGeek, Inc. (“SeatGeek”).

We respectfully submit that Equation Research is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended, provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” We respectfully submit that Equation Research is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless we expressly identify such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, we believe that Equation Research should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, we note that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this survey included in Amendment No. 1 was not prepared in connection with the Registration Statement or Amendment No. 1. The survey consists of a standard question that is customarily used in surveys measuring net promoter score. As a result of the foregoing, we respectfully submit that the third-party firm is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

Cautionary Statement Regarding Forward-Looking Statements, page xii

3.

We note your disclosures cautioning investors not to unduly rely on your statements of belief or similar statements of belief and opinions, including that “These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability,” and “These statements are based upon information available to us or SeatGeek, as the case may be, as of the date of this proxy statement/prospectus, and while we or SeatGeek, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information.” Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages xiii-xv of Amendment No. 1.

Ownership of New SeatGeek following the Business Combination, page 11

4.

We note that your table on page 12 excludes the dilutive impact of certain additional issuances of common stock, including Earnout Shares and shares issuable upon the exercise of certain options and warrants. Please amend your table to show the impact of these additional issuances on the ownership of New SeatGeek following the business combination. Please also amend your table to include interim scenarios between the no redemption and maximum redemption scenarios.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages xix-xxi and pages 12-15 of Amendment No. 1.

Quorum and Vote of RedBall Shareholders, page 13

5.

We note your disclosure that the Sponsor and each director of RedBall have agreed to vote all of their founder shares and any other RedBall public shares held by them in favor of the proposals being presented at the extraordinary general meeting. Please amend your disclosure to clarify the number of votes by public shareholders not subject to these voting agreements that are required to approve each of the proposals. Make conforming changes to your risk factor disclosure beginning on the bottom of page 47.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 16-18 and page 54 of Amendment No. 1.

Interests of RedBall’s Directors and Executive Officers in the Business Combination, page 15

6.

We note your disclosure that will quantify the dollar value of the 13,195,000 shares of New SeatGeek common stock that the Sponsor (including the independent directors and excluding any shares that may be issued in the Backstop Subscription) will hold following the Business Combination. Please also quantify the value of the 150,000 RedBall Class B ordinary shares directly owned by RedBall’s independent directors and the 30,000 RedBall Class B ordinary shares held by RHGM. Finally, include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 20 of Amendment No. 1.

7.

We note your disclosure that “the Sponsor, SeatGeek or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals.” Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Response: We confirm that none of the Sponsor, SeatGeek or their directors, officers, advisors or respective affiliates, directly or indirectly, have, to date, made any purchases of public shares. Although Rule 14e-5(b) is not applicable to this transaction, any purchases of public shares will be made in compliance with the Exchange Act.

8.

Please clarify what is meant by your statement that RedBird BD’s engagement is an “incremental related party transaction” to the related party transactions discussed in the prospectus for RedBall’s initial public offering.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 22, pages 55-56 and page 289 of Amendment No. 1.

Sources and Uses of Funds for the Business Combination, page 19

9.	Please clarify what is meant by “Sponsor Promote” in your chart on page 19.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 24 of Amendment No. 1.

Risk Factors, page 23

10.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 28 and pages 64-65 of Amendment No. 1.

11.	With Respect to the Sponsor and its affiliates please address the following:

•

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 28, page 65 and page 145 of Amendment No. 1.

•

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 55 of Amendment No. 1.

Risks Related to SeatGeek’s Business and Industry

“The COVID-19 pandemic has had, and is likely to continue to have, a material negative impact . . .”, page 23

12.

We note your disclosure that “Until such time as fans are allowed at live music, sporting and theatrical events in meaningful numbers, our revenue will be negatively impacted and it is possible these circumstances continue for a longer period of time than currently anticipated.” Please clarify what constitutes “meaningful numbers,” and provide an estimate of the amount of time you expect to pass before these meaningful numbers are reached.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 29-30 of Amendment No. 1.

“Our contracts with SeatGeek Enterprise clients . . .”, page 34

13.

In an appropriate place in your filing, please describe the material terms of your contracts with SeatGeek Enterprise clients. In your discussion, please clarify why these contracts may not be immediately profitable or profitable in a timely manner.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 40 of Amendment No. 1. We respectfully advise the Staff that we do not believe we are required to file any SeatGeek Enterprise client agreements as a material contract under Item 601(b)(10) of Regulation S-K or to disclose the material terms of any such agreements. Please see our response to Comment #46 included herein. We have revised the disclosures on page 230 of Amendment No. 1 to provide a general description of SeatGeek enterprise client agreements.

“Our payments system depends on third-party providers and is subject to risks that may harm our business.”, page 42

14.

You disclose that “Nearly all our revenue is associated with payments processed through a single provider, which relies on banks and payment card networks to process transactions.” Please amend your disclosure to identify this provider, briefly discuss the terms of any agreement with this provider, and file any agreement with this provider as an exhibit to your registration statement. Alternatively, tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advises the Staff that we do not believe we are required to file SeatGeek’s agreement with its primary payments provider as a material contract under Item 601(b)(10) of Regulation S-K, disclose the material terms of the agreement or identify the provider. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.” We respectfully advise the Staff that SeatGeek’s agreement with the payment service provider is the type of contract that ordinarily accompanies the kind of business conducted by SeatGeek in the ordinary course, and that SeatGeek’s business is not substantially dependent on the agreement. Though SeatGeek historically and currently uses one of its payment service providers to process nearly all of its transactions, there are no exclusivity requirements with this provider, and SeatGeek has contracts with alternative payment service providers to process transactions. SeatGeek believes that these alternative payment service providers could provide equivalent services on a timely basis and on substantially similar terms as its current payment service provider. We have revised the disclosures on page 48 of Amendment No. 1 to reference the alternative payment service providers.

“Some jurisdictions, in particular jurisdictions outside the United States . . .”, page 42

15.

We note your disclosure that “Some jurisdictions prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, such as by setting maximum resale prices.” Please amend your disclosure to provide additional detail about this regulations, including the jurisdictions affected, a description of the relevant prohibition on resale or maximum resale pricing regulations, and whether these restrictions relate to geographical locations representing a material portion of your revenue.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 49 of Amendment No. 1.

“We are subject to extensive governmental regulation . . .”, page 45

16.

We note your disclosure that “We have incurred legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future regarding such investigations and litigation.” Please describe the circumstances of these investigations and litigation, if material, including a quantification of the additional expenses incurred.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 51-52 of Amendment No. 1.

“Since the holders of RedBall founder shares, including our directors, have interests that are different . . .”, page 48

17.

You disclose that “RedBall’s existing directors and officers will be eligible for continued indemnification and continued coverage under RedBall’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.” Please disclose the duration of the continued indemnification and liability insurance coverage.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 21, page 55 and page 144 of Amendment No. 1.

“We may be forced to close the Business Combination even if . . .”, page 50

18.

We note your disclosure that “we may be forced to close the Business Combination even if we were to determine it is no longer in our shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.” However, you disclose on page 104 that the obligations of RedBall, Merger Sub One and Merger Sub Two to consummate the Transactions is conditioned upon there being no Company Material Adverse Effect that is continuing. Please clarify the circumstances under which RedBall would be forced to consummate a transaction with a continuing material adverse event having occurred.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 57 of Amendment No. 1.

“Your unexpired warrants may be redeemed prior to their exercise . . .”, page 58

19.

Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 68 of Amendment No. 1.

“Concentration of ownership among New SeatGeek’s executive officers, directors and their affiliates . . .”, page 71

20.

Please amend your prospectus cover page to include a description and quantification of the significant level of control New SeatGeek’s executive officers, directors and their affiliates will hold in the combined company over all matters requiring stockholder approval.

Response: We acknowledge the Staff’s comment and respectively advise the Staff that we have deleted this risk factor as it is not applicable.

Unaudited Pro Forma Condensed Combined Financial Information, page 81

21.	Please amend your disclosure to address the following:

•

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: We acknowledge the Staff’s comment and revised the disclosures pages 15-16 of Amendment No. 1.

•	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: We acknowledge the Staff’s comment and revised the disclosures on page xix and page 13 of Amendment No. 1.

•

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 15-16 of Amendment No. 1.

Representations and Warranties, page 97

22.

Please amend your disclosure in this section to describe the specific representations and warranties of each of the parties, rather than providing a general list of the topics covered by these representations and warranties.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 107-109 of Amendment No. 1.

Conditions to the Obligations of RedBall, Merger Sub One and Merger Sub Two, page 104

23.	Please amend the disclosure in your filing to briefly define “Company Material Adverse Effect.”

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 109-111 of Amendment No. 1.

Conditions to the Obligations of SeatGeek, page 105

24.	Please amend your disclosure to briefly describe in your filing the certain sections of the business combination referenced in your first bullet in this section.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 118-119 of Amendment No. 1.

Termination; Effectiveness, page 105

25.	Please amend your disclosure to briefly describe the provisions that will survive any termination of the BCA.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 120 of Amendment No. 1.

Background of the Business Combination, page 111

26.

We note your disclosure that “Between December 2020 and April 2021, RedBall participated in introductory management meetings, entered into confidentiality agreements and engaged in material negotiations regarding non-binding letters of intent with three other potential business combination targets. RedBall ultimately determined not to pursue a business combination with these other potential targets and terminated discussions.” Please amend your disclosure to provide additional detail about these alternative parties, including when and how Redball contacted or was contacted by these parties; the details of any negotiations or agreements that took place; and when and why RedBall ultimately determined not to pursue a transaction with each party specifically.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 126-127 of Amendment No. 1.

27.

For the meetings discussed throughout this section, specifically on and after February 24, 2021, please disclose whether counsel for either or both parties were present, and identify each party’s counsel.

Response: We acknowledge the Staff’s comment and confirm that no counsel for either party was present at any of the meetings discussed throughout this section, except as already explicitly stated in this section.

28.

We note your disclosure on page 114 that “the initial enterprise value of $1,500 million was meaningfully below a competing proposal received by SeatGeek.” Please amend your disclosure to discuss the other proposal(s) considered by SeatGeek, describe any discussions SeatGeek held with respect to this proposal(s), and disclose when and why SeatGeek ultimately decided not to pursue a transaction with an alternative target. Please also disclose the amount of the “proposed earnouts” discussed throughout this section.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 128 of Amendment No. 1.

29.	Please disclose how RedBall determined the initial enterprise value of SeatGeek to be $1,500 million, and the subsequent enterprise value(s) of SeatGeek discussed throughout this section.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 128-135 of Amendment No. 1.

30.

You disclose on page 114 that “On May 15, 2021, representatives of RedBall and representatives of SeatGeek continued negotiating various business issues related to SeatGeek’s revised Initial Term Sheet.” Please amend your disclosure to discuss the “various issues” negotiated at that meeting. Make conforming changes throughout this section to provide additional detail where you describe issues discussed at meetings generally. For example, where you discuss “certain” or “various” matters, considerations and changes, describe the same in detail. Include a discussion of the positions of each party and any relevant negotiations.

Response: We acknowledge the Staff’s first comment and revised the disclosures on pages 128-134 of Amendment No. 1. We acknowledge the Staff’s second comment and confirm that we have disclosed details of each discussion and included positions of the parties and the terms that were negotiated by the parties when material business or legal issues were negotiated, but not when merely technical drafting points were discussed or exchanged.

31.	Please quantify “the proposed advisory fees to be paid to each of Goldman Sachs and RedBird BD” discussed on the top of page 117.

Response: We acknowledge the Staff’s comment and confirm that this disclosure was made in error and Fried Frank did not in fact present on any proposed advisory fees at the July 8th meeting of the RedBall Board, and have removed this disclosure.

32.

We note your disclosure on page 118 that following September 8, 2021, there were “[a] number of discussions among the parties and their respective legal counsel,” and the parties exchanged multiple drafts of the Business Combination Agreement and other ancillary transaction documentation throughout the period leading up to the parties’ entry into the Business Combination Agreement on October 13, 2021. Please amend your disclosure to describe the details of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 134 of Amendment No. 1. We confirm that we have disclosed details of each discussion and included positions of the parties and the terms that were negotiated by the parties when material business or legal issues were negotiated, but not when merely technical drafting points were discussed or exchanged.

33.

We note your reference to “comparable companies in analogous markets and other materials provide by SeatGeek’s management in the virtual data room.” Please clarify whether RedBall’s board considered these comparable companies in its determination that SeatGeek was an attractive target, and if so, disclose the selected comparable companies and relevant data about such companies that the board reviewed and how these companies supported the board’s conclusion.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 133 of Amendment No. 1.

RedBall’s Board of Directors’ Reasons for the Business Combination, page 120

34.

Please reconcile your disclosure that “ticketing demand is expected to grow in line with pre-pandemic rates and continue to grow in the years to come” with your disclosure in your risk factor on page 23 that “[a]t this time, it is impossible to know or predict when events will be held at a pre-pandemic scope and scale as national and local governments around the world continue to enforce various restrictions on large gatherings.” As a related matter, please provide support for your statement that there has been a “quick rebound” of the music and concert business, given the uncertainty of the industry’s recovery from COVID-19 discussed elsewhere in your filing.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 29 and page 137 of Amendment No. 1.

35.

You disclose that the RedBall Board considered “reports from third-party experts Crosslake (technical due diligence) and Deloitte (tax and Quality of Earnings due diligence).” It appears that these reports may be “a report, opinion or appraisal materially related to the transaction”

pursuant to Item 4(b) of Form S-4. Therefore, please provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. Refer to Item 14(b)(6) of Schedule 14A. Alternatively, please provide us with your legal analysis as to why you are not required to provide this disclosure. As a related matter, in an appropriate place in your filing, please disclose the compensation paid to Crosslake and Deloitte in connection with these reports.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 138 of Amendment No. 1. In response to the Staff’s comment, RedBall respectfully submits that the materials referenced were prepared by RedBall’s outside consultants and advisors as part of its due diligence on SeatGeek and do not constitute reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A.

Projected Financial Information

Certain Forecasted Financial Information for SeatGeek, page 126

36.

We note that you discuss the general assumptions underlying SeatGeek’s forecasted financial information. Please amend your disclosure to discuss the specific assumptions underlying these forecasts. For example, where you disclose that SeatGeek considered the timing and scope of the return of live events, clarify the specific assumptions related to this timing and scope. Make similar changes to the disclosure for all of the relevant bullet points in this section.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 142-143 of Amendment No. 1.

37.

We note your reference in your discussion of the Background of the Business to “updated financial projections” in connection with the PIPE presentation. Please clarify whether the projections provided in this section are those initially presented to the board, and whether they include the update for the PIPE presentation. If note, please tell us why. Please also clarify, in an appropriate place in your filing, why updated projections were provided to the PIPE investors.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 131-132, page 134 and page 141 of Amendment No. 1.

38.

We note your disclosure that “[t]his prospective financial information was prepared in the third quarter of 2021 when significant uncertainty surrounded the live event market and the scope of regulatory activity targeted to reduce transmission of COVID-19, but large events, particularly in professional sports, were increasingly being held.” Please amend your disclosure to clarify how the prospective financial information took into account the uncertainty related to the amount of time until fans are allowed at live music, sporting and theatrical events in meaningful numbers such that your revenue will no longer be impacted negatively.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 142-143 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 164

39.

We note that you provide a discussion of the tax consequences of only the domestication, exercise of redemption rights, and ownership and disposition of shares of New SeatGeek common stock and New SeatGeek warrants after the Domestication. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the First Merger and Second Merger. See Item 4(a)(6) of Form S-4.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 190 and page 192 of Amendment No. 1.

RedBall’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 205

40.

Please amend your risk factors to disclose the risks related to your management’s determination that your working capital deficit raises substantial doubt about your ability to continue as a going concern.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 67 and page 223 of Amendment No. 1.

Business of SeatGeek

Overview, page 211

41.

We note your disclosure throughout your description of business describing the various constituents, product offerings, and primary and secondary revenue streams. For clarity in understanding your business model, please clearly describe how you generate revenue from each product offering, including Enterprise, Seller Services, and Marketplace. For example, please describe the fee structure of each offering. Please also disclose the percentage of your total revenue you generate from each product offering, and primary compared to secondary revenue streams.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 228-232 of Amendment No. 1.

42.

We note your disclosure that you are “the fastest growing ticketing company at scale based on management’s estimates of gross ticketing volume growth from 2017 to 2019 among our competitor ticketing marketplaces (Ticketmaster, Vivid Seats and StubHub).” Please briefly describe how you define and measure gross ticketing volume growth, and quantify this growth for the periods discussed in your filing. Further, please clarify whether you are still the fastest growing ticketing company as of the most recent fiscal year presented in your filing, and the most recent interim period.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 227 of Amendment No. 1.

43.

We note your references to SeatGeek Swaps throughout your filing, including that it is you “hassle-free return policy.” In an appropriate place in your filing, please amend your disclosure to describe this return policy, including when and how customers can return tickets. Include a discussion of the impact of your return policy on your revenues.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 43, 233 and page 243 of Amendment No. 1.

44.

We note your references throughout the filing to your international business operations. Please amend your description of business to describe these operations, including the international markets in which you operate, and the percentage of your total revenues generated from your international business operations.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 228-229 of Amendment No. 1.

SeatGeek Platform Network Effects, page 213

45.

Please briefly describe how you calculate “conversion rate,” and disclose you conversion rate for the year ended December 31, 2020 and the most recent interim period presented in your filing. As a related matter, we note that the graphic on page 214 includes certain data for the period from 2015-2019. To provide investors with a complete and current representation of your business and operating results, please amend your disclosure here and throughout your description of business to provide data as of your most recent fiscal year-end and your most recent interim financial period. Please update your “Industry Opportunity” disclosure as well.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 230 and pages 232-233 of Amendment No. 1.

Competition, page 220

46.

We note your disclosure that “Most ticketing agreements are multi-year and exclusive.” In an appropriate place in your filing, please identify the significant multi-year agreements to which you are a party, if any, and briefly describe the material terms of the same, including duration. Please file any relevant agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe we are required to file any SeatGeek Enterprise client agreements as a material contract under Item 601(b)(10) of Regulation S-K or to disclose the material terms of any such agreements. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.” We respectfully advise the Staff that SeatGeek’s Enterprise client agreements constitute the type of contract that ordinarily accompanies the kind of business conducted by SeatGeek in the ordinary course, and that its business is not substantially dependent on any of the respective agreements. None of the SeatGeek Enterprise client agreements alone represent 10% or above of SeatGeek’s revenue for the year ended 2020 or for the nine months ended on September 30, 2021. In addition, SeatGeek currently has over 200 Enterprise client agreements, all of which were negotiated at arm’s length, and is not substantially dependent on any one of the agreements. We have revised the disclosures on page 230 of Amendment No. 1 to provide a general description of SeatGeek enterprise client agreements.

Legal Proceedings

William Trader v. SeatGeek, Inc., page 222

47.

Please amend your disclosure to quantify the actual damages and equitable monetary relief, punitive damages, statutory damages, declaratory judgment, costs and attorneys’ fees sought by the plaintiff, if estimable and material.

Response: We acknowledge the Staff’s comment and advise the Staff that the amended complaint filed by the plaintiffs in the described legal proceeding did not state a specific amount of monetary damages, fees or expenses sought. We have revised the disclosures on page 239 to reflect this point and to include the amounts reserved in connection with this proceeding and related legal expense accruals as of September 30, 2021.

Our Government Regulations, page 222

48.

We note your disclosure that the industry in which you operate is highly regulated, and that “[t]hese laws and regulations involve privacy, data protection and security, intellectual property, competition, consumer protection, ticketing, payments, taxation and other matters.” Please amend your disclosure in this section to describe the specific regulations referenced generally in the disclosure noted above. Please disclose how each of these regulations applies to you specifically, and whether you are currently in compliance with these regulations. Make conforming changes to your risk factors.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 49-53 and pages 238-239 of Amendment No. 1.

Seat Geek’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

Net Revenue, page 229

49.

You disclose “See Note 4 to our unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information on breakdown of net revenue.” To enhance investors’ understanding of your net revenue for the period presented, please amend your disclosure here to provide a discussion of the breakdown of net revenue. See Item 303(a) of Regulation S-K. Make conforming changes to your disclosures on pages 231 and 233.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 246, 248 and 250 of Amendment No. 1.

Beneficial Ownership of Securities, page 254

50.

We note your disclosure that “The following table does not reflect record of beneficial ownership of any shares of New SeatGeek common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of [], 2021.” Please disclose the Sponsor’s and its affiliates’ beneficial ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 282 of Amendment No. 1.

Comparison of Corporate Governance and Shareholder Rights, page 274

51.

Your charter waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 137 of Amendment No. 1.

RedBall Acquisition Corp

Statement of Changes in Shareholders’ Equity, page F-5

52.

We note in your Form 10-Q, filed November 9, 2021, you revised your financial statements as of September 30, 2020 to classify all Class A ordinary shares subject to possible redemption in temporary equity. However, we also note you have not restated all periods presented in your Form S-4. Considering the significant impact of the error on your shareholder’s equity (deficit) for all periods presented, please provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements. Also, explain how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.

Response: We acknowledge the Staff’s comment. RedBall has determined that the error in classifying all Class A ordinary shares subject to possible redemption as permanent equity, as opposed to temporary equity, was material. As such, RedBall has restated all periods presented in the Form S-4 and revised the disclosures on pages 65-67 and beginning on Page F-1 of Amendment No. 1.

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Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to our counsel, John M. Bibona of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8539.

Very truly yours,

/s/ Alec Scheiner
Name: Alec Scheiner
Title: Attorney-in-fact

cc:	Randi Lally, Fried, Frank, Harris, Shriver & Jacobson LLP

John Bibona, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP